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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Dated: June 8, 2006

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)

     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   June 8, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary


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                                                          EXTERNAL NEWS RELEASE
                                                                       06-24-TC

FOR IMMEDIATE RELEASE:   June 7, 2006

                    TECK COMINCO FUNDRAISER NETS MORE THAN A
            MILLION DOLLARS FOR B.C. CHILDREN'S HOSPITAL FOUNDATION

Vancouver, BC -- Teck Cominco Limited and B.C.'s mining community raised $1,083,000 on June 2 for the B.C. Children's Hospital (BCCH) Foundation through the 9th annual MINING FOR MIRACLES Celebrity Pie Throw.

"We're proud of the results this year and gratefully acknowledge the many individuals in our industry and related industries who committed their hearts, their time and their pocket books towards making this fundraiser such a phenomenal success," said Don Lindsay, Teck Cominco's President and Chief Executive Officer.

From "humble pie" beginnings eight years ago at Teck Cominco's office in Vancouver, the Celebrity Pie Throw has grown into a major source of public and industry-supported funding for B.C. Children's Hospital. This year, 10 industry leaders and supporters plus two doctors from BCCH "took" a pie for the kids for the record total, surpassing last year's contribution of $917,000.

Beginning in 2006, funds raised by BC's mining industry for the next three years will be directed towards the re-development of two BCCH operating theatres into "SMART O.R.'s" - operating rooms that will enable the hospital's surgical staff to treat children with minimally invasive techniques that mean less waiting and recovery time, and conversely less fear and trauma.

"Since the inception of the Mining for Miracles campaign, B.C.'s mining industry has raised more than $8 million for the B.C. Children's Hospital Foundation," said Lindsay. "B.C. Children's Hospital is an exceptional care facility and I personally salute all the volunteers from our industry and especially those from our own company who tirelessly lead by example and help make a very real difference in children's lives that all British Columbians can share in and be proud of."

                                     - 30 -

For further information:   Kea Barker
                           Communications Project Officer
                           604.640.5257



                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100      www.teckcominco.com